UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2014
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On May 6, 2014, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2014. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 7, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 6, 2014

QIAGEN reports first quarter 2014 results and authorizes new $100 million share repurchase program

•	Achieved targets: Adjusted net sales of $317.4 million (+5% CER) on growth in all regions and customer classes; adjusted operating income of $74.8 million; adjusted EPS of $0.22

◦	Adjusted net sales rise approximately 9% CER excluding U.S. HPV test products

•	Accelerating innovation and growth in 2014 through new product approvals and launches

◦	QIAsymphony: U.S. clearances for C. difficile infection assay and QIAsymphony RGQ workflow; many additional European and U.S. assay submissions planned for 2014

◦	Personalized Healthcare: Three new pharma companion diagnostic partnerships in Q1 2014, projects include liquid biopsy solutions

◦	QuantiFERON-TB: Set to top $100 million of sales in 2014; China launch under way

◦	Bioinformatics: New solutions expanding data analysis and interpretation capabilities

◦	NGS: New universal sample technology products improving access to complicated samples, GeneReader development progressing toward launch in 12 to 18 months

•	Prof. Dr. Dr. h.c. Detlev Riesner steps down as Chairman of Supervisory Board, Dr. Werner Brandt named as new Chairman; Prof. Dr. Elaine Mardis proposed as new member

•	QIAGEN reaffirms expectations to deliver higher adjusted net sales and earnings in 2014
Venlo, The Netherlands, May 6, 2014 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the first quarter of 2014 and authorization for a new $100 million share repurchase program.
“QIAGEN is off to a solid start in the first quarter of 2014, and delivered on targets for higher sales and earnings, moving ahead on strategic initiatives to accelerate innovation and growth while increasing returns to shareholders. Based on the encouraging start to the year, QIAGEN is well-positioned to achieve the goals set for 2014,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Our focus on five growth drivers is generating momentum in 2014. The QIAsymphony automation workflow achieved a recent milestone with U.S. regulatory clearance, and many submissions are planned to expand the test menu. We are well positioned to capture targeted growth impulses with the recent approval and launch of the QuantiFERON-TB latent tuberculosis test in China and support further rapid global growth. Our bioinformatics solutions are delivering the data analysis and interpretation needed to make sense of complex genomic data, and new universal pre-analytics products are improving access to nucleic acids contained in challenging biological samples. Our teams have been making good progress in addressing challenges in the systems integration phase of developing the GeneReader NGS benchtop sequencer. This “sample-to-insight” system targets the needs of customers in clinical research and diagnostics, and market entry is now expected in approximately 12-18 months."

First quarter 2014 results

	Q1 2014	Q1 2013	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	317.4	303.6	5%	5%
Operating income, adjusted	74.8	69.8	7%
Net income, adjusted	53.7	48.1	12%
Diluted EPS, adjusted	$0.22	$0.20

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition on April 29, 2013, and CLC bio on August 22, 2013. Adjusted results for 2013 have been restated in line with revisions to QIAGEN’s adjustment policy as of January 2014 to no longer adjust for restructuring costs and share-based compensation.

Adjusted net sales rose approximately 5% at constant exchange rates (CER) in the first quarter of 2014 compared to the same period in 2013, supported by higher sales of consumables and other revenues (+5% CER) and instruments (+3% CER). Total CER growth included about three percentage points from the bioinformatics acquisitions of Ingenuity (as of April 29, 2013) and CLC bio (as of August 22, 2013) and about two percentage points from the rest of the business. Currency movements did not have any significant impact on reported sales growth.
Operating income rose 45% to $42.3 million from $29.1 million in the first quarter of 2013. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and amortization of intangible assets acquired in business combinations, rose 7% to $74.8 million from $69.8 million, as the adjusted operating income margin improved to 24% of adjusted net sales from 23% in the same period of 2013. Net income attributable to owners of QIAGEN N.V. rose 17% to $23.3 million, or $0.10 per diluted share (based on 242.9 million shares) in the first quarter of 2014 from $20.0 million, or $0.08 per share (based on 241.5 million shares) in the year-ago period. Results for the first quarter of 2014 included approximately $0.03 of non-cash dilution related to the convertible bond transactions. Adjusted net income rose 12% to $53.7 million, or $0.22 per share, from $48.1 million, or $0.20 per share at CER and actual rates.
At March 31, 2014, cash and cash equivalents rose to $564.3 million from $330.3 million at December 31, 2013, mainly due to proceeds from convertible notes transactions in the first quarter of 2014. Net cash provided by operating activities was $45.6 million compared to $45.9 million in the same period of 2013, with free cash flow of $28.3 million in the 2014 period compared to $30.1 million a year ago. Net cash used in investing activities was $87.9 million, up from $23.2 million a year ago. Net cash generated from financing activities was $276.4 million in the first quarter of 2014 compared to cash used in financing activities of $40.1 million in the first quarter of 2013.
“During the first quarter of 2014, we successfully completed convertible bond transactions that have strengthened our financial position to support business expansion while also improving returns to shareholders,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We have set ambitious mid-

term targets to accelerate sales growth, generate higher operating cash flow and create greater value. We are set to complete our second $100 million share repurchase program in 2014, and plan to launch a third $100 million program as part of our commitment to disciplined capital allocation.”
Business review
Geographic regions
Adjusted net sales rose in all regions in the first quarter of 2014, led by the Asia-Pacific / Japan region (+11% CER, 19% of sales) and double-digit growth in Japan. The Americas (+4% CER, 47% of sales) were led by Brazil and the U.S., while the Europe / Middle East / Africa region (+3% CER, 33% of sales) was led by France, the United Kingdom, Italy and the Nordic region. The top seven emerging markets rose 4% CER and provided 10% of sales, as Brazil, South Korea, Turkey, China and India delivered growth against weaker results in Russia and tender timing impacts in Mexico.
Product categories
Consumables and related revenues (Q1 2014: +5% CER, 89% of sales) were higher in all customer classes, led by Applied Testing, Academia and Pharma. Contributions from the Ingenuity and CLC bio portfolios (acquired in 2013) supported underlying growth in all customer classes.
Instruments (Q1 2014: +3% CER, 11% of sales) rose at a double-digit pace in the Applied Testing and Pharma customer classes, while Molecular Diagnostics rose at a single-digit pace. Academia sales were lower due to ongoing funding issues for research institutions.
Customer classes
An overview of the performance in QIAGEN’s four customer classes (based on adjusted net sales):
Molecular Diagnostics (Q1 2014: +1% CER, 48% of sales) absorbed the impact of the expected decline in HPV testing product sales in the U.S. (~-27%, 9% of sales), generating good double-digit growth from the rest of the portfolio and especially among QIAGEN’s five growth drivers. The QuantiFERON-TB latent TB test maintained its pace of growing above 20% CER and provided approximately 7% of total sales. The growing installed base of QIAsymphony automation platforms drove double-digit CER growth of Profiling consumables. Personalized Healthcare sales growth was led by rising contributions from companion diagnostic assays. Global sales of HPV testing products (-23% CER, 12% of sales) were primarily lower as a result of the ongoing pricing pressures in the U.S.
Applied Testing (Q1 2014: +14% CER, 8% of sales) delivered solid double-digit gains in both instruments and consumables, with the bioinformatics acquisitions contributing to growth.
Pharma (Q1 2014: +8% CER, 19% of sales) generated a double-digit sales expansion in instruments and a single-digit improvement in consumables, with contributions from the Ingenuity and CLC bio acquisitions adding to underlying growth.

Academia (Q1 2014: +8% CER, 24% of sales) grew on higher consumables sales and contributions from the Ingenuity and CLC bio acquisitions, which more than offset weaker instrument sales. Government funding levels are expected to improve in the second half of 2014, particularly in the U.S. and Europe, but are likely to remain below levels seen in previous years.
Accelerating pace of innovation and growth in 2014
QIAGEN aims to continue accelerating the pace of innovation and growth in 2014 by executing on initiatives to expand our leadership in addressing the rapidly evolving needs of customers to transform biological samples into valuable molecular insights. The focus is on five growth drivers: (1) driving adoption of the QIAsymphony automation platform and expanding the test menu, (2) extending leadership in Personalized Healthcare with innovative companion diagnostics, (3) establishing the QuantiFERON-TB test as the modern gold standard for latent tuberculosis control, (4) expanding the use of bioinformatics in molecular applications, including the adoption of our Ingenuity and CLC bio franchises, and (5) creating an industry-leading portfolio of universal solutions and workflows to drive the use of next-generation sequencing (NGS) in clinical research and diagnostics.
Among recent developments:

•	QIAsymphony maintaining rapid growth pace as content menu expands

◦
FDA 510(k) clearance was granted in April 2014 for the artus C. difficile QS-RGQ MDx Kit, a diagnostic for the bacterial infection Clostridium difficile, and QIAsymphony RGQ MDx, a complete PCR sample-to-insight platform. This assay was CE-marked in December 2013, and it was developed in collaboration with IntelligentMDx under a multiyear agreement.

◦
An FDA 510(k) submission is set to be completed in May 2014 for the artus VanR QS-RGQ Kit, another assay in the healthcare-associated infection test menu for QIAsymphony, and it was also CE-marked in March 2014. This assay is intended as an aid to identify, prevent, and control vancomycin-resistant bacterial infections.

◦	After surpassing 1,000 cumulative placements in 2013, QIAGEN is on track for 250 new annual QIAsymphony placements based on placements achieved in the first quarter of 2014.

•	Personalized Healthcare leadership gaining momentum

◦
New co-development agreements were reached in the first quarter of 2014 with existing and new pharmaceutical company partners, including solutions for the use of liquid biopsies to gain access to biological samples without costly and invasive surgical procedures. QIAGEN currently has more than 20 co-development and / or co-commercialization projects under way with pharma partners.

◦
QIAGEN began the launch in April 2014 of the first sample preparation kits for processing nucleic acids from exosomes, which are tiny enclosures that circulate in the blood and other body fluids carrying genomic information.

•	QuantiFERON-TB expanding rapidly around the world

◦	QuantiFERON-TB, the leading test for diagnosis of latent tuberculosis infections, was launched in China on March 24, 2014 in conjunction with World TB Day.

•	Bioinformatics tools driving the advancement of NGS technologies

◦
The CLC Cancer Research Workbench was launched at the American Association for Cancer Research (AACR) meeting in April 2014 as the first comprehensive, cancer-focused bioinformatics solution that can be personalized by researchers.

◦	More than 20 laboratories are now participating in the early access program for Ingenuity® Clinical, a web-based solution designed to address challenges of scale, speed and decision support that healthcare laboratories face with the adoption of NGS-based applications.

◦
The GeneGlobe web portal has been expanded to offer interactive access to the extensive genomic content of the Ingenuity Knowledge Base making it easier and faster for customers to identify QIAGEN assays that best support their research.

◦	A milestone of 11,000 references to Ingenuity products in peer-reviewed publications was achieved in 2014, reaffirming the gold standard of these biological interpretation solutions.

•	Innovative NGS workflows and universal solutions helping to address clinical needs

◦
Five new sample technology kits were launched in early 2014 that provide solutions for the important and challenging tasks of gaining access to nucleic acids from clinical samples for NGS analysis. These include the REPLI-g Single Cell Kit and the REPLI-g Cell WGA & WTA Kit, which address the fast-growing demand created by the choice of single-cell analysis as “the method of the year” in 2013 by Nature Methods.

◦
Development of the GeneReader™ benchtop NGS sequencer workflow is progressing, with market entry now expected in 12-18 months. Teams have been addressing system integration and other issues through the inclusion of new chemistries and bioinformatics into the workflow. QIAGEN is developing this workflow with the goal of offering a complete solution to customers for use in a range of key applications, and with an initial focus on biomedical research, clinical research and clinical diagnostics.

Changes to the Supervisory Board
Prof. Dr. Dr. h.c. Detlev Riesner, a co-founder of QIAGEN and Chairman of the Supervisory Board, retired on May 5, 2014, as Chairman of the Supervisory Board after having served as a member of the Board since 1996 and as Chairman since 2003. As previously announced, he has decided not to stand for re-election at the Annual General Meeting scheduled for June 25, 2014. The members of the Supervisory Board and the Managing Board express their highest appreciation for the tremendous contributions of Prof. Dr. Dr. h.c. Riesner to the creation and long-term success of QIAGEN. Dr. Werner Brandt has been selected by a Joint Meeting of the Supervisory Board and Managing Board to become the new Chairman of the Supervisory Board. Dr. Brandt, who has more than 30 years of leadership experience in the healthcare and IT industries, joined the Supervisory Board in 2007 and was appointed the same year as Chairman of the Audit Committee. He is also retiring in 2014 as a member of the Executive Board of SAP AG. All other members of the Supervisory Board - Stéphane Bancel, Dr. Metin Colpan, Prof. Dr. Manfred Karobath, Lawrence A. Rosen and Elizabeth Tallett - are being proposed for re-election to one-year terms at the Annual General Meeting.
Prof. Dr. Elaine Mardis is being proposed for election as a new member of the Supervisory Board at the next Annual General Meeting. Dr. Mardis, an internationally recognized expert in the development of DNA sequencing technologies and bioinformatics, is a Co-Director of The Genome Institute at Washington University in St. Louis, Missouri. She is the Robert E. and Louise F. Dunn Distinguished Professor of Medicine, and also is a Professor in the Department of Genetics, with an adjunct appointment in the Department of Molecular Microbiology. She has served in various positions at Washington University School of Medicine, as a technical consultant for several commercial high-throughput sequencing laboratories and as a member of the Ingenuity Scientific Advisory Board. She has previously served on a number of scientific advisory boards, including Pacific Biosciences of California, Orion Genomics LLC, and DNAnexus. She is a former Director of Celera Corporation, Applied Biosystems Inc. and Applera Corp. Dr. Mardis holds a Ph.D. in Chemistry and Biochemistry from the University of Oklahoma and a B.S. degree in Zoology from the University of Oklahoma.

Increasing returns and strengthening balance sheet through convertible bond transactions
In March 2014, QIAGEN successfully completed a series of transactions designed to strengthen the balance sheet, secure long-term financing at very attractive terms and create value through accretion to adjusted EPS and cash EPS. These involved the repurchase of $294 million of the full $300 million notional amount of the outstanding convertible Notes due 2026, which had a coupon of 3.25% and potential equity dilution of 15 million shares; the issue of $730 million of new senior unsecured cash-settled convertible Notes outside the U.S. to finance the repurchase of the 2026 Notes and to raise approximately $300 million at very low interest rates; and the entry into derivative transactions to increase the effective conversion price of the newly issued Notes. QIAGEN issued $430 million of convertible Notes due 2019 at an annual rate of 0.375% and $300 million of convertible Notes due 2021 at an annual rate of 0.875%. Through the use of derivative hedging, the conversion prices of the 2019 and 2021 Notes have been set at above $32 per share, which is a 50% premium over the reference share price of $21.39 (on the pricing date of March 12, 2014). These transactions are not expected to have any significant impact on adjusted EPS in 2014. On a reported basis, these transactions are expected to be dilutive by approximately $0.06 per share in 2014, of which $0.03 of one-time non-cash charges were taken in the first quarter of 2014. These charges, which are excluded in adjusted results, involve non-cash interest expenses related to the new cash-settled convertible 2019 and 2021 Notes as well as due to one-time costs related to extinguishment of the 2026 Notes.
New $100 million share repurchase program authorized
QIAGEN intends to launch a third $100 million share repurchase program after completion of the second $100 million program, which was launched in September 2013 and is expected to be completed during 2014. In the second repurchase program, as of May 2, 2014, approximately 3.6 million shares have been repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 16.30, which represents approximately EUR 59 million (approximately $80 million at current exchange rates). Details of the third repurchase program will be announced before its actual commencement in line with Article 4, Section (2) of EC regulation 2273/2003 (so-called Safe Harbor). Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Information on the programs is available in the Investor Relations section of QIAGEN’s website at www.qiagen.com.
2014 outlook
QIAGEN reaffirms its expectations from February 2014 to deliver higher adjusted net sales and adjusted earnings for the full year. Adjusted net sales are expected to rise approximately 4-5% CER, as sales growth of approximately 8-9% CER from the current business portfolio, as well as contributions from the acquisitions of Ingenuity (acquired in April 2013) and CLC bio (acquired in August 2013), exceed an adverse impact of up to approximately 4 percentage points from reduced sales of HPV products in the U.S. Adjusted diluted earnings per share (EPS) are expected to rise to approximately $1.07-1.09 CER for 2014 compared to $1.02 per share in 2013 (including share-based compensation for both years as part of the new adjustment policy). For the second quarter of 2014, adjusted net sales are expected to rise approximately 4% CER, with adjusted diluted EPS of $0.24-0.25 CER compared to $0.24 in the year-ago quarter (under new adjustment policy). Based on current exchange rates, adjusted sales and earnings for full-year 2014 are expected to be adversely affected by certain currency movements against the U.S. dollar, QIAGEN’s reporting currency. These expectations do not take into account acquisitions that could be completed in 2014.

	New adjustment policy (Includes SBC costs)	Share-based compensation (SBC) costs	Old adjustment policy (Excludes SBC costs)
Adjusted EPS full-year 2013 results	$1.02	$0.12	$1.14
Adjusted EPS full-year 2014 guidance	~$1.07-1.09 CER	~$0.14 CER	~$1.21-1.23 CER

Adjusted EPS Q2 2013 results	$0.24	$0.03	$0.27
Adjusted EPS Q2 2014 guidance	~$0.24-0.25 CER	~$0.03 CER	~$0.27-0.28 CER

Use of adjusted results
QIAGEN reports adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release. QIAGEN has implemented two changes to its presentation of adjusted results starting with results for the first quarter of 2014. Share-based compensation is included as a cost in adjusted results, and information on share-based compensation continues to be disclosed in QIAGEN’s regulatory filings and annual reports. Costs are also only adjusted for those involving business integration and acquisition-related activities.
Conference call and webcast details
Information on QIAGEN’s performance will be presented during a conference call on Wednesday, May 7, 2014, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/About-Us/Investors/Events-and-Presentations/Conference-Calls, and a webcast will be available at this website. A replay will also be made available on this website.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of March 31, 2014, QIAGEN employed approximately 4,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts:

Investor Relations:	Public Relations:
John Gilardi	Dr. Thomas Theuringer
Vice President Corporate Communications	Director Public Relations
+49 2103 29 11711	+49 2103 29 11826
+1 240 686 2222	+1 240 686 7425

Email: ir@qiagen.com	Email: pr@qiagen.com
www.qiagen.com/About-Us/Investors/	www.twitter.com/qiagen
www.qiagen.com/About-Us/Press-and-Media/	www.qiagen.com/About-Us/Investors
www.twitter.com/qiagen

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	March 31,
(In $ thousands, except per share data)	2014	2013
Net sales	317,073	303,576
Cost of sales	106,955	103,563
Gross profit	210,118	200,013
Operating expenses:
Research and development	40,336	34,300
Sales and marketing	91,373	89,577
General and administrative, restructuring, integration and other	26,791	38,962
Acquisition-related intangible amortization	9,315	8,103
Total operating expenses	167,815	170,942
Income from operations	42,303	29,071
Other income (expense):
Interest income	1,010	858
Interest expense	(8,002)	(7,665)
Other (expense) income, net	(7,472)	517
Total other expense, net	(14,464)	(6,290)
Income before income taxes	27,839	22,781
Income taxes	4,556	2,708
Net income	23,283	20,073
Net income attributable to non-controlling interest	16	90
Net income attributable to the owners of QIAGEN N.V.	23,267	19,983

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.10	$0.08
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.22	$0.20

Diluted shares used in computing diluted net income per common share	242,946	241,450

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	564,272	330,303
Short-term investments	113,701	49,923
Accounts receivable, net	244,828	259,710
Income taxes receivable	51,190	46,874
Inventories, net	133,412	128,097
Prepaid expenses and other current assets	73,063	66,290
Deferred income taxes	35,639	39,692
Total current assets	1,216,105	920,889
Long-term assets:
Property, plant and equipment, net	450,614	445,044
Goodwill	1,864,022	1,855,691
Intangible assets, net	761,411	790,405
Deferred income taxes	5,078	5,081
Other long-term assets	189,282	71,282
Total long-term assets	3,270,407	3,167,503
Total assets	4,486,512	4,088,392
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	414	207
Accounts payable	40,930	50,869
Accrued and other current liabilities	217,847	245,236
Income taxes payable	51,769	38,131
Deferred income taxes	2,639	2,595
Total current liabilities	313,599	337,038
Long-term liabilities:
Long-term debt, net of current portion	1,170,882	845,276
Deferred income taxes	133,973	143,760
Other long-term liabilities	135,470	38,447
Total long-term liabilities	1,440,325	1,027,483
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares issued - 239,707 in 2014 and 2013	2,812	2,812
Additional paid-in capital	1,792,745	1,777,894
Retained earnings	1,063,190	1,054,431
Accumulated other comprehensive income (loss)	7,628	(4,192)
Less treasury shares at cost - 6,587 shares in 2014 and 5,817 shares in 2013, respectively	(142,691)	(116,613)
Total equity attributable to the owners of QIAGEN N.V.	2,723,684	2,714,332
Non-controlling interest	8,904	9,539
Total equity	2,732,588	2,723,871
Total liabilities and equity	4,486,512	4,088,392

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended March 31, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS*
Reported results	317.1	210.1	42.3	27.8	(4.5)	23.3	$0.10
Adjustments:
Business integration and acquisition-related items	0.3	(0.6)	2.9	2.9	(1.0)	1.9	0.01
Purchased intangibles amortization	—	20.3	29.6	29.6	(9.9)	19.7	0.08
Non-cash interest expense charges	—	—	—	0.5	—	0.5	—
Other non-recurring income and expense	—	—	—	8.3	—	8.3	0.03
Total adjustments	0.3	19.7	32.5	41.3	(10.9)	30.4	0.12
Adjusted results	317.4	229.8	74.8	69.1	(15.4)	53.7	$0.22

* Using 242.9 M diluted shares

Three months ended March 31, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	303.6	200.0	29.1	22.7	(2.7)	20.0	$0.08
Adjustments:
Business integration, acquisition-related and restructuring items	—	0.4	14.6	14.6	(4.1)	10.5	0.05
Purchased intangibles amortization	—	18.0	26.1	26.1	(8.5)	17.6	0.07
Total adjustments	—	18.4	40.7	40.7	(12.6)	28.1	0.12
Adjusted results	303.6	218.4	69.8	63.4	(15.3)	48.1	$0.20

* Using 241.5 M diluted shares

 Tables may contain rounding differences